HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

Filenr. 82-4865

LEGAL DEPARTMENT

02034162

Direct line 6957

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Your ref.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Naarden, 22 April 2002

SUPPL

**Re: Hagemeyer N.V.,
Filenr. 82-4865**

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith forward to you a press release dated April 19, 2002. The Filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

Renée Mandersloot

dlw 5/21

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

NEW MANAGEMENT STRUCTURE STRENGTHENS HAGEMEYER'S GLOBAL FOCUS

Naarden, April 19, 2002

Hagemeyer, the Dutch based B2B distribution services company, is to change its management structure to strengthen the Group's growing worldwide penetration and operations. The new structure will facilitate the organisation's flexibility and speed of response in rapidly changing global marketplaces. A second factor in the shift to a more international approach is the need for more direct decision-making to enhance the ongoing change process within the organisation. The move is in response to the continued integration of what was previously a group of stand-alone operations into a highly focused Group with a common business model. It will further reinforce Hagemeyer's position in its core business of distribution of electrical materials, safety and other MRO (Maintenance, Repair and Operations) products.

The current structure will be reshaped according to best international practice. This means Hagemeyer will now be managed by an Executive Committee headed by a Chief Executive Officer (CEO). This structure offers the CEO the possibility to improve the effectiveness of decision-making. Rob ter Haar, the present chairman of the Board of Management, will take on the role of CEO.

The Supervisory Board has approved the change and the move to a new structure will become effective on April 23, 2002, following the Annual General Meeting of Shareholders.

This restructuring of senior management, which means a move away from a Board of Management to an Executive Committee approach, will create an environment in which a small team can respond decisively to strategic and operational issues. In addition to CEO Rob ter Haar, the Executive Committee will comprise the CFO, the three regional executive vice-presidents - Europe, North America and Asia-Pacific, and the executive vice-president Corporate Development

At the cutting edge

According to Rob ter Haar: 'The past year has been a turbulent one. Recession struck and markets were extremely difficult. During that period, we became increasingly aware of how important rapid decision-making is for our competitive position. The new model shortens lines of communication and decision-making by removing one management tier. This means we will be closer to the operations, thus strengthening our operational flexibility and response times and bridging any distance that may exist between senior management and operations. Hagemeyer is not about top management in ivory towers, but about executive vice-presidents who are at the cutting edge of operations. In this way, accountability for Hagemeyer's operations lies with the people who are responsible for them on a day-to-day basis. This will lead to better deployment of people and resources. It will enable us to respond quickly to new initiatives, leading ultimately to better performance.'

The current Board of Management remains, but its role has been redefined. In its leaner form, now comprising three members (the CEO, CFO and one operational member), it will continue as statutory board, following best and standard practice for companies listed and resident in the Netherlands. This Board of Management will be the first point of contact for the Supervisory Board and the General Meeting of Shareholders. In order to deepen its insight into operational issues, the Supervisory Board will extend its existing relationship with the Board of Management to include the Executive Committee.

As CEO, Ter Haar will be accountable for Hagemeyer's further strategic development. The other members of the Executive Committee will be tasked with execution. The whole Executive Committee is responsible for monitoring the integrity of the new Hagemeyer business model.

In the past, Hagemeyer acted as a holding company managing some 60 stand-alone subsidiaries. The management focus was primarily financial. Now these stand-alone subsidiaries are increasingly integrating into a single Group, that role has changed. Major investments are being made in Group-wide ICT-technology and change management in order to further enhance and accelerate integration. This will enable Hagemeyer to operate as one, worldwide organisation. This new integrated approach makes rapid and flexible decision-making crucial and has led to the strategic change in management approach. This means that one management tier can be removed. Moreover, the new model will accelerate Hagemeyer's further internationalisation and facilitate the recruitment and retention of top talent from outside the Netherlands.

Executive Committee

Besides Rob ter Haar (CEO), the Executive Committee will comprise James Riddell (CFO), Edo van den Assem (executive vice-president Europe), Graham Pickles (executive vice-president Asia-Pacific), David Gundling (executive vice-president North-America) and Robbert Hin (executive vice-president Change Management). Furthermore, the Executive Committee will be supported by Ivo Manders (corporate vice-president), tasked with a variety of projects, co-ordination and corporate functions.

NOTE TO THE EDITOR

PROFILE HAGEMEYER

Hagemeyer is a value added B2B distribution services group focusing on the markets for electrical materials, safety and other MRO (Maintenance, Repair and Operations) products. As these markets are extremely diverse and highly complex, many opportunities exist for Hagemeyer to provide innovative solutions to customer needs. The Company co-ordinates product and information flows, adding value and providing significant cost savings to both end-users and suppliers while supporting customer initiatives with superior industry knowledge and technical expertise.

Hagemeyer's goal is to obtain a leading position in its field in the European, North American and Asia-Pacific B2B markets.

For further information: Ivo Manders, Corporate Secretary/Group General Counsel
+31.35.6957676

www.hagemeyer.com
press@hagemeyer.com